Exhibit 99.1 Corporate Communications

CNH Industrial announces updates to COVID-19 emergency and its global business conditions

London, March 30, 2020

Since the beginning of the COVID-19 pandemic outbreak, CNH Industrial (NYSE: CNHI / MI: CNHI) has been proactively taking all appropriate measures to ensure the health and safety of its employees, the continuity of its industrial and distribution infrastructure, and its supply chain. All these efforts are geared to ensure that the needs of our customers are met, even in these unprecedented circumstances.

In light of the significant deterioration of the macro-economic environment triggered by the global spread of the COVID-19 virus and the resulting market uncertainty, the impact that such events may have on the Company’s 2020 financial results cannot be reasonably estimated at this time due to the rapid development and fluidity of the situation.

As a result, CNH Industrial withdraws its financial outlook for 2020 presented on February 7, 2020. Further updates will be provided in the Company’s first-quarter earnings announcement and conference call on May 6, 2020.

In previous challenging circumstances, the Company has demonstrated that it is able to react promptly while maintaining a firm grip on its financial position. Accordingly, the Company is currently evaluating all possible actions to reduce costs and protect its financial position and liquidity.

Management has worked diligently in the last few years in order to attain investment grade status from the three main rating agencies. Our available liquidity position at December end 2019 was $11.2 billion, the highest level in Company history, providing a solid cash base and headroom within its credit facilities to navigate such an uncertain and challenging environment.

Despite these exceptional circumstances, the Company is continuing to implement measures to guarantee the health and safety of its employees, in line with all national directives, and the continuity of its business operations.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

It is in this context, that today CNH Industrial announces that it is suspending the majority of its manufacturing operations in North and South America for a two-week period, starting March 30.

In North America, the impacted sites manufacture construction and agricultural equipment but most component facilities will remain operational at low speed, in order to ensure the continuation of supply to the Company’s other manufacturing facilities in North America – specifically those that are deemed essential by the U.S. Government. North American parts depots and most dealer locations will also remain open to maintain uninterrupted service to customers. CNH Industrial is working closely with union leaders to implement the temporary shutdowns and the re-opening of the plants.

In South America, the impacted sites manufacture construction and agricultural equipment, commercial vehicles and powertrains. South American parts depots and the majority of dealerships will continue to provide uninterrupted service to their customers. CNH Industrial is working closely with governments and union leaders to implement these actions.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com